UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Date of Report: July 29, 2019

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

NON-GAAP FINANCIAL MEASURE: In this press release, management has presented its estimate of EBITDA attributable to the MSC charters. Management estimate that these charters may generate collectively net income of approximately $10.5 million over the same periods. In addition to the assumptions underlying estimated EBITDA described below, estimated net income assumes vessel depreciation and amortization of approximately $29.0 million (on the basis of straight line amortization) and interest expense of approximately $5.0 million (assuming normal amortization and no refinancing). Estimated net income over the median periods of the MSC charters is a forward-looking statement. It involves risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. The limitations, assumptions, risks and uncertainties affecting estimated EBITDA similarly affect estimated net income. In addition, the assumptions relating to depreciation, amortization and interest expenses of estimated net income are uncertain and may prove to be incorrect.

Capital Product Partners L.P. Announces New Long-term Time Charters For The M/V ‘Agamemnon’ and M/V ‘Archimidis’

ATHENS, Greece, July 10, 2019 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”), an international owner of ocean-going vessels, announced today that it has agreed new long-term time charters with Mediterranean Shipping Company Co. S.A. (“MSC”) for the M/V ‘Agamemnon’ (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) and the M/V ‘Archimidis’ (108,892 dwt / 8,266 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea). The charter for the M/V ‘Agamemnon’ is expected to commence in the third quarter of 2019 upon completion of its previously announced scrubber installation and passing of special survey. The M/V ‘Archimidis’ is expected to commence its new time charter at the end of the fourth quarter of 2019 upon completion of its previously announced scrubber installation and passing of special survey and in direct continuation of its present charter with MSC. Both charters are set to expire at the earliest in February 2024. The Partnership estimates that these charters may generate collectively an EBITDA of approximately $44.5 million over the median firm periods of the charters (based on the assumptions described below).

As a result of the above employment updates, the Partnership’s charter coverage for the remainder of 2019 and for 2020 has increased to 100% and 91%, respectively.

Cautionary Note on Estimated EBITDA and Other Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, estimated EDITDA over the median firm periods of the MSC charters, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated.

Estimated EBITDA set out above was not prepared to comply with any published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective information. In addition, estimated EBITDA is based on a range of assumptions from management of the Partnership, including, among other things, in respect of the start and end dates of the MSC charters (disregarding for this purpose any potential reduction or extension of the charters), the utilization of the vessels during the MSC charters, the absence of drydocking, and vessel expenses and vessel operating expenses associated with the vessels (assumed to be in line with the Partnership’s estimated historical averages). These assumptions are inherently uncertain. There can be no assurance that actual EBITDA will be equivalent or even comparable to estimated EBITDA set out above. If the assumptions on which estimated EBITDA is based prove to be incorrect, actual EBITDA derived by the Partnership under the MSC charters could differ materially from the estimate set out above. Some of the factors that may affect actual EBITDA that the Partnership may derive from the MSC charters include (i) any failure to perform by the charterer under the charters; (ii) the potential inability of the charterer to fulfil its obligations under the charters; (iii) higher vessel expenses and/or vessel operating expenses than those assumed in the estimate of projected EBITDA, including in light of significant fluctuations that have occurred over time; (iv) required drydocking of the vessels and (v) risk of damage to or loss, arrest or requisition of the vessels during the life of the MSC charters. For a discussion of factors that could materially affect the outcome of forward-looking statements, including estimated EBITDA set out above, and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F.

Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements (including estimated EBITDA under the MSC charters), whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

EBITDA is defined as earnings before interest income and expense, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 11 vessels, including ten Neo-panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit our website: www.capitalpplp.com.CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: July 29, 2019	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.